

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 23, 2017

Via E-mail
Mr. Albert G. White, III
Executive Vice President and Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, California 94588

>   Re: **The Cooper Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2016**
>   **Filed December 22, 2016**
>   **Form 8-K filed December 8, 2016**
>   **File No. 001-08597**

Dear Mr. White:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed December 8, 2016

Exhibit 99.1

1. You disclose non-GAAP gross margin and operating margin on pages 1 to 3. In future filings when you present a non-GAAP measure please include a reconciliation to the most directly comparable financial measure presented in accordance with GAAP as required by Item 10(e)(B) of Regulation S-K.

2. We note that you present GAAP EPS and non-GAAP EPS on pages 1 to 3 of your earnings release. Please revise future earnings releases to indicate whether these amounts represent basic or diluted earnings per share.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery